Exhibit 23.2
CONSENT OF JOHN T. BOYD COMPANY
As mining and geological consultants, we hereby consent to the use by Oxford Resource Partners, LP (the “Partnership”) in connection with its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), and any amendments thereto, and to the incorporation by reference in the Partnership’s Registration Statement on Form S-8 (No. 333-168454), of information contained in our report dated February 22, 2011, addressed to the Partnership, relating to estimates of coal reserves of the Partnership located in Northern Appalachia and the Illinois Basin including setting forth the estimates of the Partnership’s coal reserves in the Form 10-K. We also consent to the reference to John T. Boyd Company in those filings and any amendments thereto.
John T. Boyd Company

By:	/s/ John T. Boyd II John T. Boyd II
President and CEO
Dated: March 18, 2011